

July 6, 2010

David A. Levin, President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

>   **Re:** **Casual Male Retail Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 30, 2010**
>   **Filed June 24, 2010**
>   **File No. 1-34219**

Dear Mr. Levin:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed June 1, 2010

Signatures

1. We note that the Form 10-K/A, filed June 1, 2010, does not include the signature of your principal accounting officer. In future filings, please include it. Under the signature, please include the name, title and the position as principal accounting officer. See Instruction D(2)(b) to Form 10-K. Please confirm in writing that you will do so.

Schedule 14A

Senior Executives, page 19

2. In future filings, please identify the published industry compensation surveys you refer to that are used for benchmarking purposes in determining compensation packages for the company's senior executives. In addition, to the extent known, please identify, in future filings, the companies that comprise the surveys that you use as benchmarks. To the extent you do not know the identities of the companies that comprise the surveys, please provide clear disclosure in future filings. Please provide us with draft disclosure.

3. We note the references to the compensation consultant on pages 13, 17 and 18. In future filings, please provide the disclosure required by Item 407(e)(3) of Regulation S-K. Please provide us with your proposed draft disclosure.

4. We note that the Annual Incentive Plan had a target based upon EBITDA. We also note that the Long Term Incentive Plan is based upon targets of EBITDA and operating margin, which are set annually. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Certain Relationships and Related Transactions, page 34

5. In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K. Please provide us with your proposed draft disclosure.

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds,
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: David A. Levin, President
Via facsimile to (781) 828-3221